RMS

RECEIVED
2017 JUN -2 AM 8:16
SEC / TM

17009577

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUTONOMOUS RESEARCH US LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 AVENUE OF THE AMERICAS SUITE 2303
(No. and Street)

NEW YORK (City) NEW YORK (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIN BASKETT 646 561 6201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE, 21st FLOOR (Address) NEW YORK, (City) NEW YORK (State) 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ERIN BASKETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUTONOMOUS RESEARCH US LP, as of MARCH 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

CHAD POTTS
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: Sept. 11, 2017
13559489

[signature]
Signature

Managing Partner - CFO/COO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUTONOMOUS RESEARCH US LP

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2017

AUTONOMOUS RESEARCH US LP

FINANCIAL STATEMENTS

TABLE OF CONTENTS

GRASSI & CO.
Accountants and Success Consultants®



Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Partners
of Autonomous Research US LP

We have audited the accompanying statement of financial condition of Autonomous Research US LP as of March 31, 2017. This financial statement is the responsibility of Autonomous Research US LP's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Autonomous Research US LP as of March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.
GRASSI & CO., CPAs, P.C.

New York, New York
May 25, 2017

www.grassicpas.com
An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▫ Fax (212) 755-6748

Offices: New York, NY; Jericho, NY; Park Ridge, NJ; Scarsdale, NY; Ronkonkoma, NY

AUTONOMOUS RESEARCH US LP
Statement of Financial Condition
As of March 31, 2017

ASSETS	
Current Assets	
Cash	$ 4,031,929
Trade receivables	2,263,638
Due from UK related entity (note 4)	647,417
Due from HK related entity (note 4)	194
Rental deposit	344,780
Due from broker	1,500,666
Other receivables	102,872
Prepaid expenses	321,164
Total Current Assets	9,212,660
Property and equipment, net of accumulated depreciation and amortization (note 3)	177,243
TOTAL ASSETS	$ 9,389,903
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Trade payables	$ 189,046
Due to UK related entity (note 4)	1,177,512
Due to HK related entity (note 4)	271,936
Accruals and deferred income	827,073
Total Liabilities	2,465,567
COMMITMENTS AND CONTINGENCIES	
Partners' Capital	
Partners' capital	6,924,336
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 9,389,903

The accompanying notes are an integral part of these financial statements.

AUTONOMOUS RESEARCH US LP
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2017

1. THE PARTNERSHIP AND BASIS OF PRESENTATION

Autonomous Research US LP ("Autonomous") was organized as a Limited Partnership in the state of Delaware on June 18, 2012 and operated as a branch of the United Kingdom based Autonomous Research LLP ("UK entity") through March 31, 2013. Autonomous Research US LP became a registered broker dealer of FINRA on March 21, 2013, and began operations as an independent broker dealer as of April 1, 2013.

Autonomous is an independent research firm providing investment research on the banking, mortgage, and asset management sectors to institutional investors. The equity research team provides in-depth coverage on the financial institutions across the United States.

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements reflect all adjustments which are, in the opinion of management, necessary for the fair presentation of results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Commissions and fees are derived primarily from (1) commission sharing arrangements ("CSA") with institutional customers, and (2) direct commissions charged for trade execution services.

CSA commissions are recognized when all of the following criteria are met: (1) persuasive evidence of a legally binding agreement with a customer exists; (2) delivery has occurred, as evidenced by confirmation from the payer or executing broker; (3) the commissions are deemed determinable and free of contingencies or significant uncertainties; and (4) collection is probable.

Direct commissions for trade execution are recognized when earned on a trade date basis.

Guaranteed payments - Guaranteed payments are expensed through the statement of operations, while capital withdrawals and net income allocable to Partners are reflected in the statement of financial condition.

Accounts receivable and credit risk - Accounts receivable consist of amounts receivable on open transactions from customers and clearing organizations, commissions and fees earned and receivables billed for research services, net of an allowance for doubtful accounts, if any. Autonomous conducts on-going evaluations of its customers and generally does not require collateral or other security from customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment - Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for equipment sold, retired or otherwise disposed of are relieved from the accounts, and resulting gains and losses are reflected in income. Depreciation is calculated using the straight–line method over the estimated useful lives of the property and equipment and over the remaining lease term for leasehold improvements. The estimated useful lives of items may vary depending on item location, though terms are generally consistent.

Income taxes – No provision is required for federal and state taxes on the income of Autonomous. Under the Internal Revenue Code and similar state regulations, Autonomous is treated as a partnership and accordingly, the income of Autonomous is taxed to the partners. Autonomous remains liable for New York City unincorporated business taxes. Autonomous determined that there are no uncertain tax positions which would require adjustments or disclosures in the financial statements. The tax years of 2014, 2015 and 2016 remain subject to examination by taxing authorities.

Deposits with clearing organizations - Autonomous has reserve deposits with various clearing organizations. The clearing organizations require deposits from all brokers for whom they transact business. Deposits with clearing organizations are reflected in the statement of financial condition as due from broker as of March 31, 2017.

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at March 31, 2017.

Office furniture and equipment	$ 461,261
Leasehold improvements	292,223
	753,484
Less: accumulated depreciation and amortization	(576,241)
	$ 177,243

AUTONOMOUS RESEARCH US LP
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2017

4. RELATED PARTY TRANSACTIONS

Autonomous may allocate part of its annual profits to charitable causes at its discretion. The funds are administered by the Autonomous Research Foundation US ("ARFUS"), an independent charity registered in the United States. For the year ended March 31, 2017, $199,955 in profits was allocated.

Autonomous, along with the UK and Autonomous Research Asia Limited ("HK entity"), have revenue and expense sharing agreements in place whereby the entities share in certain trade expenses, provide access to certain resources, and allocate and remit certain trade revenues throughout the course of the year. The amounts due for such items as of March 31, 2017 between entities are reflected on the face of the balance sheet. As these items relate to daily trade operations, they are included in the applicable revenues and expense accounts.

Autonomous made an investment during the 2016 fiscal year in a related party, Procensus Ltd. (formerly known as "Censuz Ltd."). This investment was distributed out to a few Autonomous Research US LP Partners during the current fiscal year.

5. COMMITMENTS AND CONTINGENCIES

Autonomous has an operating lease agreement for its office space, expiring February 4, 2019. The future annual lease payments are as follows:

Years Ending March 31,	
2018	$ 368,658
2019	333,125
	$ 701,783

6. REGULATORY CAPITAL REQUIREMENTS

Autonomous is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $250,000 or one-fifteenth of aggregate indebtedness. At March 31, 2017, Autonomous had net capital of $5,787,255, which exceeded its requirements by $5,537,255. Additionally, Autonomous must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2017, this ratio was 0.43:1.

Autonomous is exempt from the provisions of Rule 15c3-3 of the SEC since Autonomous' activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the Rule.

7. CONCENTRATION OF CREDIT RISK

Autonomous maintains cash balances in a financial institution, which is insured by the Federal Deposit Insurance Corporation for up to $250,000. From time to time, Autonomous' balances may exceed this limit.

8. SUBSEQUENT EVENTS

Autonomous evaluated all events and transactions that occurred after March 31, 2017 through the date of these financial statements which is the date that the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in Autonomous' financial statements.